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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No.1 )*
                                          ---
              OraLabs Holding Corp., successor to SSI Capital Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  684 029 101
          -----------------------------------------------------
                                 (CUSIP Number)


       Douglas B. Koff, Esq., Waldbaum, Corn, Koff, Berger & Cohen, P.C.
      303 E. 17th Avenue, Suite 940, Denver, Colorado 80203 (303) 861-1166
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  February 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                   SCHEDULE 13D

CUSIP No.  684 029 101
          -------------
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GARY H. SCHLATTER
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
     Not Applicable
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
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--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     7,259,700
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     0
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     7,259,700
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,259,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 80%
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14   TYPE OF REPORTING PERSON*
     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 684 029 101

                       INFORMATION SHEET FOR SCHEDULE 13D/A

ITEM NO. 1     Security and Issuer. The class of equity securities to which this statement relates is common stock of OraLabs Holding Corp., successor to SSI Capital Corp. (the "Company"). The principal executive offices of the Company are located at 2901 South Tejon
               Street, Englewood, Colorado 80110.

ITEM NO. 2     Identity and Background.  (a) Gary H.  Schlatter;  (b) 2901 South
               Tejon Street, Englewood, Colorado 80110; (c) Mr. Schlatter's present principal occupation is the chief executive officer of the Company, whose principal business is the manufacture and sale of breath products and lip balm products.

ITEM NO. 3     Source and Amount of Funds or Other Consideration. The securities were  acquired  in  connection  with  the  closing  of  a  Merger
               Agreement  and Plan of  Reorganization,  pursuant  to  which  Mr.
               Schlatter exchanged all of his shares in OraLabs, Inc. for the securities of the class described in this Schedule. The number of securities owned by Mr. Schlatter were reduced on a two for one basis in the transaction by which the Company's predecessor merged into the Company.

ITEM NO. 5     Interest in Securities of the Issuer. (a) The aggregate number of securities owned by Mr.  Schlatter is 7,259,700,  which comprises approximately  80% of the common  stock of the  Company;  (b) Mr.
               Schlatter  has the sole  power to vote and to direct  the vote of
               all  of  the  securities   being  reported  upon.  Mr.  Schlatter
               disclaims any beneficial interest in securities of the Company titled in his spouse's name and in her capacity as trustee of a trust for the benefit of their children, and the filing of this Schedule shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange
               Act of 1934, as amended, or otherwise, the beneficial owner of such securities; (c) Mr. Schlatter did not engage in any other transactions in the class of securities reported on during the past 60 days; (d) none; (e) not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 1998

                                             By: /s/ Gary H. Schlatter
                                                --------------------------------
                                                Gary H. Schlatter